SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SENIOR MANAGEMENT’S PROPOSAL FOR ELECTION OF MEMBER OF BOARD OF DIRECTORS AND MEMBERS OF THE NOMINATION AND EVALUATION COMITTEE

Dear Shareholder,

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)         five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)         two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)         one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)         one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Thus, considering the resignation of the member Luiz Henrique Tessuti Dividino, accepted by the 155th Board of Directors Extraordinary Meeting, of August 25, 2017, and that all vacant posts subject to itens “b”, “c” e ‘d” above were filled and ratified in the 62th Annual General Meeting, of April 28, 2017, the Company presents for consideration and vote of Shareholders, to fill the vacant position of Board of Director, as a member appointed by the Main Shareholder to complete the 2017-2019 term of office:

Copel’s 195th Extraordinary General Meeting, held on June 07, 2017, approved the alterations in the Company’s Bylaws concerning, in a specific section, the Nomination and Evaluation Committee, in the terms provided in the State Decree no. 6,263/2017, which establish corporate governance regulations applied to state companies (Article 1), so as to regulate the enforcement of Law no. 13,303/2016.

The Committee was established as an assistant body to the shareholders, that shall verify the compliance of the process of nomination and evaluation of directors, fiscal counselors and members of statutory committees. The atributions, operation, procedures and composition shall comply with current laws and regulations and shall be detailed in specific internal regulations, according to the enclosured draft.

The State Decree no. 6,841/2017 revoked paragraph 3 of Article 1 of State Decree no. 6,263/2017, which concerned the composition of Nomination and Evaluation Committees of state companies. The new decree establishes that “Nomination and Evaluation Committees of companies regarding this article shall be composed by the members of the Control Council for State-Owned Companies of the State of Paraná”. Considering that, the

General Assembly should, then, promote the election of its members.

In response to request from the Office of the Governor of the State of Paraná, through Official Letter CEE/G 263/2017, the necessary actions to the election of the member of the Board of Directors and the members of the Nomination and Evaluation Committee are being carried out through the call of this Extraordinary General Meeting.

For this reason, the Company’s Executive Board calls on its shareholders to deliberate on the subjects above in the Extraordinary General Meeting to be carried out on December, 14, 2017.

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

196th Extraordinary General Meeting

December 14, 2017

		TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors		3

II. Guidance for Participation in the General Shareholders’ Meeting			4
	Attending Shareholder		4
	Shareholder Represented by Proxy		4
	Holders of ADRs		4

III. Call Notice			5

IV. Information on the matter to be examined and discussed at the 196th Extraordinary General Meeting			6
	Fulfillment of vacancy in the Company’s Board of Directors		6
	Election of members for the Nomination and Evaluation Committee		7

	Annexes (Only in Portuguese)
	I.	ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM
	II.	STATE DECREE NO. 6,263/2017
	III.	INTERNAL REGULATIONS OF THE NOMINATION AND EVALUATION COMMITTEE (DRAFT)
	IV.	STATE DECREE NO. 6,841/2017
	V.	OFÍCIO CIRCULAR CCEE Nº 024/2017
	VI.	CURRÍCULOS E FORMULÁRIOS CADASTRAIS DOS INDICADOS PELO ACIONISTA MAJORITÁRIO

       I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 196th Extraordinary General Meeting was called for December 14, 2017, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for the resolution of the shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the

Board of Directors

      II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting or by appointing a proxy with powers to represent him/her, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

    III.       Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on December 14, 2017, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Fulfillment of vacancy in the Company’s Board of Directors;

2.   Election of members for the Nomination and Evaluation Committee.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items or by appointing a proxy with powers to represent him/her; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, November 13, 2017

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina on November 13, 14 and 16, 2017, being also available on the Company’s website (ir.copel.com).

IV.       Information on the matter to be examined and discussed at the 196th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the items for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è  Exam, discussion and voting of the proposal for the Fulfillment of vacancy in the Company’s Board of Directors

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa - Securities, Commodities and Futures Exchange, in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)      five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)      one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering that all vacant posts subject to itens “b”, “c” e ‘d” above were filled and ratified in the 62th Annual General Meeting, of April 28, 2017, the Company presents for consideration and vote of Shareholders, to fill the vacant position of Board of Director, as a member appointed by the Main Shareholder to complete the 2017-2019 term of office:

•         MARCO ANTÔNIO BARBOSA CÂNDIDO - to fill the vacant position due to resignation of the member Luiz Henrique Tessuti Dividino, accepted by the 155th Board of Directors Extraordinary Meeting, of August 25, 2017.

Enclosure:

I - ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

è Exam, discussion and voting of the proposal for the Election of members for the Nomination and Evaluation Committee

Clarifications

Copel’s 195th Extraordinary General Meeting, held on June 07, 2017, approved the alterations in the Company’s Bylaws concerning, in a specific section, the Nomination and Evaluation Committee, in the terms provided in the State Decree no. 6,263/2017 (annex II), which establish corporate governance regulations applied to state companies (Article 1), so as to regulate the enforcement of Law no. 13,303/2016.

The Committee was established as an assistant body to the shareholders, that shall verify the compliance of the process of nomination and evaluation of directors, fiscal counselors and members of statutory committees. The atributions, operation, procedures and composition shall comply with current laws and regulations and shall be detailed in specific internal regulations, according to the enclosured draft (annex III).

The State Decree no. 6,841/2017 (annex IV) revoked paragraph 3 of Article 1 of State Decree no. 6,263/2017, which concerned the composition of Nomination and Evaluation Committees of state companies. The new decree establishes that “Nomination and Evaluation Committees of companies regarding this article shall be composed by the members of the Control Council for State-Owned Companies of the State of Paraná”. Considering that, the General Assembly should, then, promote the election of its members.

Observing requirements of Circular Letter CCEE no. 024/2017 (annex V), of the Control Council for State-Owned Companies of the State of Paraná, controlling body of companies owned by the State of Paraná, to which the Company subordinates to, the necessary actions to the election of the members of the Nomination and Evaluation Committeeare being carried out through the call of this Extraordinary General Meeting. Here we present the members appointed in that letter, whose curricula and cadastre forms of compliance to Law no. 13,303/2016 and other related regulations can also be found in annex (VI). May it be of interest, the shareholder BNDES Participações S.A. shall also appoint a name for the Nomination and Evaluation Committeeon the ocasion of the Extraordinary General Meeting.

Enclosures:

II -     STATE DECREE NO. 6,263/2017

III -    INTERNAL REGULATIONS OF THE NOMINATION AND EVALUATION COMMITTEE (DRAFT)

IV -    STATE DECREE NO. 6,841/2017

V -     CIRCULAR LETTER CCEE NO. 024/2017

VI -    CURRICULA AND CADASTRE FORMS OF MEMBERS APPOINTED BY THE MAJORITARY SHAREHOLDER

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Anexo I

Folha 2

ESTADO DO PARANÁ

e-protocolo

CÓDIGO TTD: ______________

Órgão Cadastro:	SEFA	Protocolo:	Vol.:
Em:	30/10/2017 14:58	14.905.732-3	1

Interessado 1:	COMPANHIA PARANAENSE DE ENERGIA		
Interessado 2:	-		
Assunto:	RECURSOS HUMANOS	Cidade:	CURITIBA / PR
Palavras chaves:	INDICACAO		
Nº/Ano Documento:	249/17	Origem:	COPEL/PRE
Complemento:	INDICAÇÃO PARA COMPOSIÇÃO DE CONSELHO NA VAGA ABERTA PELA RENÚNCIA DO SENHOR LUIZ HENRIQUE TESSUTTI DIVIDINO.		

Código TTD: -

Para informações acesse: www.eprotocolo.pr.gov.br/consultapublica

PARANÁ
GOVERNO DO ESTADO
Gabinete do Governador

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Palácio Iguaçu – Curitiba, 26 de outubro de 2017
OF CEE/G 249/17

Senhor Presidente,

Cumprimentando Vossa Senhoria, comunico a indicação do Senhor MARCO ANTÔNIO BARBOSA CÂNDIDO, (currículo anexo) para compor esse Conselho na vaga aberta pela renúncia do Senhor LUIZ HENRIQUE TESSUTTI DIVIDINO.

Atenciosamente,

CARLOS ALBERTO RICHA
Governador do Estado

Anexo

Ao Senhor
MAURÍCIO SCHULMAN
Presidente do Conselho de Administração da Companhia Paranaense de Energia – COPEL
CURITIBA – PR

CEE/GAM/JLI/S

Palácio Iguaçu | Praça Nossa Senhora de Salette s/n | 80530 909 | Curitiba | Paraná | Brasil
Fone: (41) 3350 2800 | Fax: (41) 3254 7345 | www.pr.gov.br

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Marco Antônio Barbosa Cândido

Curriculum Vitae

Conteúdo

1. Dados Pessoais

2. Formação

3. Histórico Profissional:
   3.1 Visão resumida geral
   3.2 Carreira executiva principal
   3.3 Outras atuações em órgãos Estratégicos e de Governança

4. Principais competências e habilidades

Atualizado em dez/2016

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1. DADOS PESSOAIS

- Marco Antônio Barbosa Cândido
- RG: 12521507-6 SSP PR; CPF: 081.286.208-27
- Idade: 47 anos
- Brasileiro, natural de Boa Esperança – MG
- Casado desde 1995, com dois filhos (um menino de 17 anos e uma menina de 10 anos)
- Telefone: (41) 99991 1298, (41) 3235 5007
- E-mail: mabcandido@outlook.com.br / candido@mbcconsultoria.com.br
- Endereço residencial: R. Carlos Gelenski, 71, casa 21, Curitiba PR, CEP 82030-590

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2. FORMAÇÃO

NÍVEL MÉDIO:

Colégio Santo Antônio (Belo Horizonte - MG) 1984 - 1986

NÍVEL SUPERIOR:

ITA (Instituto Tecnológico de Aeronáutica)
Engenharia de Mecânica Aeronáutica 1987 - 1991

UFSC (Universidade Federal de Santa Catarina)
Mestrado em Engenharia de Produção
Dissertação sobre Aplicação de Reconhecimento de Padrões (IA) para Controle Estatístico de Qualidade 1992 - 1994

UFSC (Universidade Federal de Santa Catarina) /
USF (University of South Florida – Tampa FL)
Doutorado em Engenharia de Produção
Tese sobre aplicação de Meta-heurísticas em Planejamento e Programação da Produção 1994 - 1997

PRODUÇÃO CIENTÍFICA E OUTRAS PUBLICAÇÕES:

Publicações acadêmicas:	Mais de trinta artigos científicos publicados em periódicos e anais relevantes no Brasil e no exterior.
Orientações:	Dezenas de dissertações de mestrado e monografias de especialização, trabalhos de conclusão de curso e projetos de iniciação científica.
Participação em bancas:	Mais de quarenta bancas de doutorado e mestrado, dezenas de bancas de monografia, trabalhos de conclusão de curso e de progressão em carreira docente.
Outras publicações:	Vários artigos e entrevistas sobre negócios, governança e gestão em diversos veículos (imprensa geral e especializada).

IDIOMAS:

- Inglês – Fluente

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CURSOS LIVRES:

- Academia da SAP;
- Dezenas de eventos e cursos de formação executiva;
- *Coaching* executivo.

CERTIFICAÇÕES E FILIAÇÕES A ENTIDADES QUE PROPORCIONAM DESENVOLVIMENTO PROFISSIONAL E DE LIDERANÇA:

- Membro do YPO (Young Presidents' Organization) desde 2005;
- Ex-conselheiro do WTC e do LIDE;
- Conselheiro Certificado pelo IBGC (Instituto Brasileiro de Governança Corporativa).

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3. HISTÓRICO PROFISSIONAL

3.1 VISÃO GERAL RESUMIDA

Grupo Marista: **de 1995 a out/2013**

- Professor Titular (PUCPR) — de 1995 a 2005
- Diretor do Curso de Eng. Produção (PUCPR) — de 1998 a 1999
- Coordenador de Alianças Estratégicas (PUCPR) — de 1999 a 2001
- Pró-Reitor Administrativo (PUCPR) — de 2002 a 2005
- Superintendente Executivo (CEO) da APC — de 2005 a 2012
- Superintendente Executivo (CEO) do Grupo Marista — de 2012 a out/2013

Grupo Paysage: **de nov/2013 até dez/2015**

Presidente Executivo (CEO) do Grupo Paysage

MBC Consultoria **de abr/2016 até hoje**

CEO / sócio fundador

Outras: **de 1992 até hoje**

- Consultor e gerente de dezenas de projetos de consultoria junto a empresas como Siemens, SAP, WEG, Motorola, HP etc.
- Sócio diretor de empresas que atuaram nas áreas de Pesquisa de Mercado, Engenharia e Projetos, Metal-Mecânica, Assessoria e Consultoria em Engenharia de Produção e Tecnologia de Informação, Consultoria em Governança Corporativa e Gestão Estratégica, Estruturação de Negócios e *Advisory*..
- Fundador e diretor do Instituto Recôncavo de Tecnologia
- Membro de Conselhos de Administração e outros órgãos de governança de diversas empresas e entidades.

Rhodia, Blindex e CTA: **de 1989 a 1991**

Estagiário

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3.2 CARREIRA EXECUTIVA PRINCIPAL

1. EMPRESA: PUCPR / APC / Grupo Marista 1995 – out/2013

1.1 PUCPR (Pontifícia Universidade Católica do Paraná):

- Professor e pesquisador da Pontifícia Universidade Católica do Paraná – PUCPR, de 1995 até 2013.
- Professor de diversas disciplinas em vários Cursos de Graduação e Especialização da Área de Ciências Exatas e de Tecnologia.
- Criador e diretor do Curso de Graduação em Engenharia de Produção da PUCPR, de 1998 a 1999.
- Coordenador de diversos Cursos de Especialização (Lato Sensu) da PUCPR, dentre os quais os Cursos de MBA com ênfase em Gestão Empresarial Integrada e em Gestão da Cadeia de Suprimentos, de 1997 até 2002.
- Professor de diversas disciplinas e orientador nos Programas de Pós-Graduação *Stricto Sensu* (mestrado e doutorado) em Informática Aplicada e em Engenharia de Produção e Sistemas da PUCPR, de 1997 até 2003.
- Líder de Linhas de Pesquisa e de Área de Concentração nos Programas de Pós-Graduação *Stricto Sensu* em Informática Aplicada e em Engenharia de Produção e Sistemas da PUCPR, de 1997 até 2001.
- Coordenador de mais de 30 projetos de consultoria e assessoria, pesquisa e desenvolvimento de produtos, processos e tecnologias em parceria com Empresas (Siemens, HP, SCI, SAP, Motorola, WEG etc.), de 1997 até 2003. Tais projetos junto a empresas tiveram uma receita total acima de US$20MM.
- Consultor *Ad hoc* de agências locais de fomento à pesquisa, membro de comissões inter-institucionais de integração Universidade-Empresa, membro de comissões organizadoras de eventos científicos (ENEGEP, SBPO, SBC etc.), de 1997 até 2001.
- Coordenador de Alianças Estratégicas da PUCPR, sendo o responsável maior pelas ações de integração Universidade-Empresa da PUCPR, de 1999 a 2001.
- Pró-Reitor Administrativo da PUCPR, responsável pelas áreas de Recursos Humanos, TI, Controladoria e Finanças, Materiais, Manutenção e Infraestrutura, de 2002 até 2005.

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1.2 APC (Associação Paranaense de Cultura) :
A APC é a entidade que mantem e/ou controla a PUCPR, a Católica de Santa Catarina, o colégio técnico TECPUC, uma das maiores redes de serviço de saúde do sul do país (formada por 6 hospitais e um plano de saúde), o grupo Lumen de comunicação, um conjunto importante de unidades sociais, e outros negócios suplementares. A APC e suas controladas/mantidas contavam com cerca de 8.000 colaboradores.

- Superintendente Executivo (CEO) da APC de 2005 a 2012. Todas estas unidades de negócio respondiam diretamente ao Superintendente Executivo. Além disso, as áreas corporativas (áreas meio) do grupo, tais como RH, TI, Infraestrutura, Finanças, Comunicação e Marketing, Auditoria Interna e Serviços Compartilhados, respondiam também ao Superintende. O Superintendente se reportava diretamente ao Conselho de Administração.
- Dentre as principais realizações, destaca-se a coordenação de um grande processo de reestruturação do grupo, com implantação de modelos e práticas de governança e gestão que possibilitaram um aumento vertiginoso no desempenho econômico- financeiro do grupo. Além disso, durante minha gestão, a APC iniciou sua presença no ensino superior em SC, com a criação da Católica de SC, construiu e colocou em operação o hospital Marcelino Champagnat, e ampliou significativamente seu nível de atividade nas áreas de educação, saúde e assistência.

1.3 GRUPO MARISTA:
O Grupo Marista se formou em 2012 pela integração das estruturas da APC e da ABEC/UCE. A ABEC/UCE é a mantenedora da Rede Marista de Colégios (com 18 unidades), da Rede Marista de Solidariedade (com 27 unidades) e de outros negócios suplementares. Também faz parte do Grupo Marista a Editora e Gráfica FTD. O Grupo Marista contava com mais de 14.000 colaboradores.

- Superintendente Executivo (CEO) do Grupo Marista, de 2012 até out/2013. Todas as unidades de negócio (com exceção da FTD) respondiam diretamente ao Superintendente Executivo. Além disso, as áreas corporativas (áreas meio) do novo grupo também respondiam ao Superintende. O Superintendente se reportava diretamente ao Conselho de Administração.
- Dentre as principais realizações, destaca-se o projeto de integração dos dois grupos (APC e ABEC/UCE) em uma única *holding* (Grupo Marista). A integração envolveu mudanças e ajustes em estratégias, políticas, estruturas, pessoas, cultura, processos e sistemas.

2. EMPRESA: GRUPO PAYSAGE nov/2013 – dez/2015

- Presidente Executivo (CEO) do Grupo Paysage, empresa que há 20 anos atua na área de urbanização e *shopping centers*, com cerca de 40 empreendimentos entregues, e dezenas de outros em desenvolvimento em 25 cidades do Paraná, Santa Catarina, São Paulo e Rio Grande do Sul.

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- Dentre as principais realizações, destaca-se a preparação da empresa para suportar um crescimento nas áreas de urbanização e shopping centers, por meio da expansão substancial do *land bank* e de novos projetos de *shoppings*, profissionalização e melhoria da gestão, e implantação de práticas de governança corporativa.

3. EMPRESA: MBC Consultoria Empresarial abr/2016 – hoje

- Sócio fundador e Presidente Executivo (CEO) da MBC Consultoria Empresarial, que presta serviços de consultoria e assessoria em governança, gestão, otimização de cadeias de suprimento complexas, suporte a investidores (*advisory*), e avaliação e estruturação de negócios. Durante este período, prestou serviços de advisory para investidores, além de consultoria a empresas das áreas de mídia, publicidade e propaganda, varejo e alimentação, hotelaria e saúde.

8

SEFA/CJEE 11

3.3 OUTRAS ATUAÇÕES EM ÓRGÃOS ESTRATÉGICOS E DE GOVERNANÇA

- Irmão, Conselheiro, Tesoureiro e Secretário da Irmandade da Santa Casa de Misericórdia de Curitiba, mantenedora de três hospitais e um plano de saúde. — de 2003 a 2013

- Diretor e Presidente da Fundação Nossa Senhora do Rocio, mantenedora de emissoras de rádio FM e AM. — de 2003 a 2010

- Membro de Câmaras e Conselhos Superiores da PUCPR, dentre eles o Conselho Universitário. — de 2001 a 2010

- Membro de vários comitês internos do Conselho de Administração da APC e do Conselho de Administração do Grupo Marista. — de 2005 a 2013

- Membro da Comissão de Assuntos Econômicos e do Comitê Temático de Gestão e Missão da UMBRASIL (União Marista do Brasil), entidade que tem como associadas todas as mantenedoras das três Províncias Maristas no Brasil. — de 2006 a 2013

- Membro da Comissão Internacional para novos modelos de financiamento do Governo Geral do Instituto Marista. — de 2010 a 2012

- Membro da Comissão Internacional para Novos modelos de Governança e Gestão do Instituto Marista, presente em 80 países do mundo. — de 2011 a 2013

- Membro da Comissão Internacional para Promoção da Sustentabilidade das Províncias Maristas da África e Ásia. — de 2011 a 2013

- Fundador, Conselheiro e Diretor do Instituto Recôncavo de Tecnologia, localizado em Salvador e voltado para P&D. — de 2004 a 2006

- Diretor e Presidente do Capítulo Curitiba do YPO. — de 2008 a 2012

- Conselheiro do Sistema de Saúde Mãe de Deus no RS. — de 2014 a 2015

- Conselheiro do Grupo Positivo, com atuação no ensino básico e superior, no segmento editorial e de sistemas de ensino, e na produção gráfica. — de 2014 até 2016

- Conselheiro do Hospital Santa Rita e da Operadora Santa Rita Saúde em Maringá – PR. — de 2015 até hoje

- Conselheiro do Grupo hoteleiro Rafain em Foz do Iguaçu-PR. — de 2016 até hoje

- Sócio diretor das empresas Sincronex e M.C. Consultoria e Participações, voltadas para P&D, gerenciamento de projetos, e consultoria em governança e gestão. — de 1996 até hoje

9

SEFA / CDEC
12

- Atuações Anteriores (de 1992 a 1994):

EMPRESA: CTA, Blindex, Rhodia: 1989 – 1991
CARGO: bolsista de iniciação científica e estagiário
PRINCIPAIS ATRIBUIÇÕES E REALIZAÇÕES: apoio em pesquisas sobre utilização de laser na área médica e estágio (CTA), estágio na área de planejamento da produção (Rhodia) e controle da qualidade (Blindex). Nesta época, eu cursava o Curso de Engenharia no ITA.

EMPRESA: Méson: 1992 – 1993
CARGO: sócio diretor
PRINCIPAIS ATRIBUIÇÕES E REALIZAÇÕES: realização de pesquisas de mercado e projetos de engenharia, com destaque para a pesquisa dos indicadores conjunturais do comércio do estado de Santa Catarina, realizada mensalmente para a FECOMÉRCIO. Nesta época, eu fazia Mestrado na UFSC..

EMPRESA: Dairitsu 1992 – 1994
CARGO: diretor
PRINCIPAIS ATRIBUIÇÕES E REALIZAÇÕES: esta pequena metalúrgica era especializada no fornecimento de estruturas para equipamentos eletro-eletrônico. Nesta época, eu fazia Doutorado na UFSC.

10

SEFA / CCEE
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4. PRINCIPAIS HABILIDADES E COMPETÊNCIAS

- Capacidade analítica para lidar com problemas complexos;
- Leitura de cenários e visão estratégica;
- Postura inovadora e empreendedora;
- Relacionamento Interpessoal;
- Orientação para resultados;
- Liderança e gestão de equipes.

11

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

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DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: Marco Antônio Barbosa Cândido

2. CPF: 081.286.209-27 | 3. Sexo: (X) M ( ) F

4. Endereço: Rua Carlos Gelenske, nº 71, Casa 21, São João, Curitiba / PR

5. Telefone profissional: 41 - 99991-1298 | 6. Telefone pessoal: 41-99991-1298

7. *E-mail*: mabcandido@outlook.com.br

8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor

9. Empresa à qual foi indicado: Companhia Paranaense de Energia - COPEL

10. Representante do(s):
( ) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas
( ) Empregados
*(X) Membro independente

9

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:

( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(X) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da

SEFA / CCEE
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ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

estatal
(   ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
(X) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
(   ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

Superintendente (CEO) e Conselheiro

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?

Engenheiro de Mecânica Aeronáutica (ITA)
Mestre e Doutor em Engenharia (UFSC)

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		X

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X

16

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. REQUISITOS MÍNIMOS

O Indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses, discriminados abaixo, estando apto para integrar o Comitê de Auditoria Estatutário, nos termos da Lei Federal nº 13.303/2016:	**Se enquadra?**	
	Sim	**Não**
I – é ou foi, nos últimos 12 (doze) meses, diretor, empregado ou membro do conselho fiscal da empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta?		X
II - é ou foi, nos últimos 12 (doze) meses, responsável técnico, diretor, gerente, supervisor ou qualquer outro integrante com função de gerência de equipe envolvida nos trabalhos de auditoria na empresa pública ou sociedade de economia mista?		X
III – é cônjuge ou parente consanguíneo ou afim, até o segundo grau ou por adoção, de pessoa referida nos itens I ou II?		X
IV – recebe qualquer outro tipo de remuneração a empresa pública ou sociedade de economia mista ou de sua controladora, controlada, coligada ou sociedade em controle comum, direta ou indireta, que não seja aquela relativa à função de integrante do Comitê de Auditoria Estatutário?		X
V – é ou foi ocupante de cargo público efetivo, ainda que licenciado, ou de cargo em comissão da pessoa jurídica de direito público que exerça o controle acionário da empresa pública ou sociedade de economia mista, nos 12 (doze) meses anteriores à nomeação para o Comitê de Auditoria Estatutário?		X

D. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X

M

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

SEFA / CCEE 17

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4 (quatro) anos, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XIII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado proferida nos últimos 4 (quatro) anos?		X
XIV - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 4 (quatro) anos?		X
XV - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

SEFA / CCEE 18

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?** Sim	Não
XVI - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XVII - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X
XVIII - tem interesse conflitante com a sociedade?		X

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO COMITÊ DE AUDITORIA ESTATUTÁRIO*

	Se enquadra? SIM	NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

*Os indicados para o Comitê de Auditoria Estatutário deverão preencher essa tabela para fins de verificação, por parte do Comitê de Indicação e Avaliação, quanto à condição ou não de membro independente (art. 22, § 1º, c/c art. 25 da Lei Federal nº 13.303/2016).

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

SEFA / CCEE
19

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Comitê de Análise de Requisitos, Vedações e Avaliação.

Curitiba, 26/10/2017.
Local e data

[signature]
Assinatura do(a) Indicado(a)

Senhor Presidente do Conselho de Controle das Empresas Estaduais,

Por meio da presente encaminhamos para análise a documentação, nos termos da Deliberação Normativa CCEE nº 002/2017, referente à indicação do(a) Sr(a). ____________________, para o Comitê de Auditoria Estatutário da ____________________.
(Companhia)

____
Local e data

____
Assinatura da Autoridade Competente

SEFA / CCEE
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ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO V

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE AUDITORIA ESTATUTÁRIO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Auditoria Estatutário de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: Marco Antônio Barbosa Cândido	
2. CPF: 081.386.208-27	3. Sexo: (X) M ( ) F
4. Endereço: Rua Carlos Gelenske, nº 71, Casa 21, São João, Curitiba/PR	
5. Telefone profissional: 41. 99971-1298	6. Telefone pessoal: 41. 99971-1298
7. *E-mail*: mabcandido@outlook.com.br	
8. Empresa à qual foi indicado: Companhia Paranaense de Energia - COPEL	

B. EXPERIÊNCIA PROFISSIONAL

	SIM	NÃO
9. Qual a área de sua formação acadêmica? Engenheiro de Mecânica Aeronáutica (ITA); Mestre e Doutor em Engenharia (UFSC)		
10. Possui reconhecida experiência em assuntos de contabilidade societária?	X	
11. É titular de cargo com vínculo permanente com o serviço Público?		X
12. Em caso de resposta positiva no item 11, informe o cargo:

SEFA / CCEE 21

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

SEFA / CCEE 22

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X

SEFA / CCEE 23

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra? SIM**	**Se enquadra? NÃO**
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

SEFA / CCEE
24

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

D. APLICÁVEL APENAS AO MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

	Se enquadra? SIM	Se enquadra? NÃO
I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Comitê de Análise de Requisitos, Vedações e Avaliação.

Curitiba, 26/10/2017
Local e data

Marco Antônio Barbosa Cândido
Assinatura do(a) Indicado(a)

SEFA / CCEE
25

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

Senhor Presidente do Conselho de Controle das Empresas Estaduais,

Por meio da presente encaminhamos para análise a documentação, nos termos da Deliberação Normativa CCEE nº 002/2017, referente à indicação do(a) Sr(a). ____________________, para o cargo de ________________________ da ____________________.
(Companhia)

____
Local e data

____
Assinatura da Autoridade Competente

SEFA / CCEE
26

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 140/2017

Análise da indicação de membro do Conselho de Administração da Companhia Paranaense de Energia – COPEL. Protocolo nº 14.905.732-3.

1. DA PROPOSTA

Por meio do ofício CEE/G 249/17 (fl. 02), o Governador do Estado do Paraná encaminhou a esta Secretaria Executiva do CCEE a indicação do Sr. Marco Antônio Barbosa Cândido, para compor o Conselho de Administração da COPEL, em substituição ao Sr. Luiz Henrique Tessutti Divino.

O processo foi instruído com os seguintes documentos:

I – Ofício CEE/G (fl. 02);

II – Currículo do Sr. Marco Antônio Barbosa Cândido (fls.03/13);

III – Formulário Cadastral do Conselho de Administração (fls. 14/19);

IV – Formulário Cadastral do Comitê de Auditoria Estatutário (fls. 20/25).

2. DA ANÁLISE DO PROCESSO

2.1. Preliminarmente, salienta-se a necessidade de instrução do protocolo com cópia do documento de identificação do indicado, previamente ao encaminhamento à Assembleia Geral Extraordinária.

2.2. Da análise da documentação apresentada, verifica-se que o indicado reúne as condições necessárias para ocupar a função de Conselheiro de Administração da Companhia, uma vez que **(i)** possui experiência profissional como professor e pesquisador da Pontifícia Universidade Católica do Paraná – PUCPR, de 1995 a 2013; **(ii)** possui formação acadêmica compatível com o cargo a ser ocupado (graduado em Engenharia de Mecânica Aeronáutica e mestre e doutor em Engenharia de Produção); e **(iii)** não se enquadra em qualquer das hipóteses de vedação ou impedimento estabelecidas pela legislação vigente (conforme declaração de desimpedimento firmada pelo próprio indicado).

2.3. Compreende-se, também, a aptidão do indicado para exercício da função de membro do Comitê de Auditoria Estatutário da Companhia, no caso de sua indicação.

Informação CCEE nº 140/2017 – COPE – Indicação Conselheiro de Administração Pág. 1 de 2

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

SEFA / CCEE 27

3. DO PARECER

Diante do exposto, entendemos que o Sr. Marco Antônio Barbosa Cândido atende aos requisitos necessários para compor o Conselho de Administração da COPEL.

Restitua-se o protocolo à Companhia para que adote as providências necessárias à convocação da Assembleia Geral Extraordinária, para deliberação da presente indicação.

Curitiba, 31 de outubro de 2017.

Heloisa Gazziero Wahrhaftig
Analista CCEE

De acordo:

George Hermann Rodolfo Tormin
Secretário Executivo
Conselho de Controle das Empresas Estaduais - CCEE

Informação CCEE nº 140/2017 – COPE – Indicação Conselheiro de Administração Pág. 2 de 2

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS-CCEE
SECRETARIA EXECUTIVA

SEFA / CCEE
28

DELIBERAÇÃO CCEE Nº 085/2017

Análise da indicação de membro do Conselho de Administração da Companhia Paranaense de Energia – COPEL. Protocolo nº 14.905.732-3.

O Presidente do Conselho de Controle das Empresas Estaduais – CCEE, no uso de sua competência que lhe confere o inciso VIII do art. 5º, do Decreto nº 6.262, de 20 de fevereiro de 2017;

RESOLVE, *ad referendum* do Conselho:

Aprovar o teor do contido na Informação CCEE nº 140/2017 da Secretaria Executiva do CCEE, acerca da indicação de membro do Conselho de Administração da Companhia Paranaense de Energia –COPEL.

Curitiba, 31 de outubro de 2017.

Mauro Ricardo Machado Costa
Secretário de Estado da Fazenda
Presidente do Conselho de Controle das Empresas Estaduais - CCEE

SEFA / CC
29

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS-CCEE
SECRETARIA EXECUTIVA

PROTOCOLO N. 14.905.732-3

INTERESSADO: Companhia Paranaense de Energia - COPEL

DESPACHO

Encaminhe-se o presente protocolo à Companhia Paranaense de Energia - COPEL, tendo em vista o teor da Informação CCEE nº 140/2017 e da Deliberação CCEE n° 085/2017.

Curitiba, 31 de outubro de 2017.

George Hermann Rodolfo Tormin
Secretário Executivo
Conselho de Controle das Empresas Estaduais - CCEE

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009

INSTRUÇÃO CVM Nº 552, DE 9 DE OUTUBRO DE 2014

FORMULÁRIO DE REFERÊNCIA – 2017

12.5.                Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Marco Antônio Barbosa Cândido	48 anos	Conselho de Administração		Mandato 2017/2019
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador
081.286.208-27	Engenheiro de Mecânica Aeronáutica	Conselheiro de Administração		Sim
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações

Funções atuais:

CEO/Sócio Funcador MBC Consultoria (desde abril/2016); Presidente Executivo (Ceo) do Grupo Paysage (desde 1992); Conselheiro do Hospital Santa Rita e da Operadora Santa Rita Saúde em Maringá (desde 2015); Conselheiro do Grupo hoteleiro Rafain em Foz do Iguaçu (desde 2016) e Sócio diretor das empresas Sincornex e M.C. Consultoria e Participações, voltadas para P&D, gerenciamento de projetos, e consultoria em governança e gestão (desde 1996).

Principais atividades exercidas:

Superintendente Executivo-CEO da APC, Associação Paranaense de Cultura (2005-2012); Superintendente Executivo-CEO do Grupo Marista (2012-2013); Superintendente Executivo-CEO do Grupo Paysage (2013-2015); Conselheiro do Sistema de Saúde Mãse de Deus no RS (2014-2015); e Conselheiro no Grupo Positivo (2014-2016).

Formação:

Doutorado em Engenharia de Produção pela Universidade Federal de Santa Catarina- UFSC (1997); Mestrado em Engenharia de Produção pela Universidade Federal de Santa Catarina- UFSC (1994); Graduação em Engenharia de Mecânica Aeronáutica pelo Instituto Tecnológico de Aeronáutica – ITA (1991).

Não há qualquer condenação criminal

Não há qualquer condenação em processo administrativo da CVM

Não há qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer

Data e hora do encerramento do preenchimento: 14/11/2017 15:24:04

Página 1 de 3

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009

INSTRUÇÃO CVM Nº 552, DE 9 DE OUTUBRO DE 2014

FORMULÁRIO DE REFERÊNCIA – 2017

12.6.    Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro

e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não se aplica

12.7.    Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

Não se aplica

12.8.    Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro

e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não se aplica

12.9.    Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a.      administradores do emissor

b.      (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor

c.      (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor

d.      (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Não se aplica

Data e hora do encerramento do preenchimento: 14/11/2017 15:24:04

Página 2 de 3

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009

INSTRUÇÃO CVM Nº 552, DE 9 DE OUTUBRO DE 2014

FORMULÁRIO DE REFERÊNCIA – 2017

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a.      sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social

b.      controlador direto ou indireto do emissor

c.      caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas  de alguma dessas pessoas

Não se aplica

Data e hora do encerramento do preenchimento: 14/11/2017 15:24:04

Página 3 de 3

Anexo II

http://www.legislacao.pr.gov.br/legislacao/pesquisarAto.do?action=exi...

CASA CIVIL Sistema Estadual de Legislação

Pesquisa Rápida voltar

Exibir Ato

Página para impressão

Decreto 6263 - 20 de Fevereiro de 2017 **Alterado** Compilado Original

Publicado no Diário Oficial nº. 9891 de 21 de Fevereiro de 2017

Súmula: Estabelece normas de governança corporativa aplicáveis às empresas estaduais, a fim de regulamentar a aplicação da Lei Federal nº 13.303, de 30 de junho de 2016, no âmbito do Estado do Paraná.

O GOVERNADOR DO ESTADO DO PARANÁ, no uso das atribuições que lhe confere o art. 87, incisos V e VI, da Constituição Estadual,

DECRETA:

~~**Art. 1.º** As empresas estatais sob controle do Estado do Paraná que apresentaram receita operacional bruta superior a R$ 90.000.000,00 (noventa milhões de reais) no exercício de 2015 deverão instituir em seus estatutos sociais Comitê de Indicação e Avaliação com as seguintes atribuições:~~

Art. 1.º As empresas estatais sob controle do Estado do Paraná que apresentaram receita operacional bruta superior a R$ 90.000.000,00 (noventa milhões de reais) no exercício de 2015 deverão instituir em seus estatutos sociais o Comitê de Indicação e Avaliação com as seguintes atribuições mínimas:
(Redação dada pelo Decreto 6512 de 29/03/2017)

~~**I** - opinar, de modo a auxiliar os acionistas na indicação de administradores, conselheiros fiscais e membros dos demais comitês estatutários sobre o preenchimento dos requisitos e a ausência de vedações para as respectivas eleições;~~

I - assessorar os acionistas na indicação e avaliação de administradores, conselheiros fiscais e membros dos demais comitês estatutários sobre o preenchimento dos requisitos e a ausência de vedações para as respectivas eleições;
(Redação dada pelo Decreto 6512 de 29/03/2017)

~~**II** - verificar a conformidade do processo de avaliação dos administradores, dos conselheiros fiscais e demais comitês estatutários;~~

II - verificar a conformidade do processo de avaliação dos administradores, dos conselheiros fiscais e demais comitês estatutários;
(Redação dada pelo Decreto 6512 de 29/03/2017)

~~**III** - Assessorar o Conselho de Administração no processo de avaliação de desempenho dos administradores e dos membros dos comitês estatutários das empresas estatais.~~

III - auxiliar o Conselho de Administração no processo de avaliação de desempenho dos administradores e dos membros dos comitês estatutários das empresas estatais, inclusive definindo e aplicando metodologias de avaliação.
(Redação dada pelo Decreto 6512 de 29/03/2017)

~~**§ 1.º** O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.~~

§ 1.º O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.
(Redação dada pelo Decreto 6512 de 29/03/2017)

~~**§ 2.º** A remuneração dos membros do Comitê de Indicação e Avaliação será fixada pela Assembleia Geral~~

1 de 3 06/12/2017 15:10

http://www.legislacao.pr.gov.br/legislacao/pesquisarAto.do?action=exi...

de cada companhia.

§ 2.º A remuneração dos membros do Comitê de Indicação e Avaliação será fixada pela Assembleia Geral de cada companhia.
(Redação dada pelo Decreto 6512 de 29/03/2017)

§ 3.º Os Comitês de Indicação e Avaliação das empresas a que se refere este artigo serão compostos pelos membros do Conselho de Controle das Empresas Estaduais – CCEE.

§ 3.º Os Comitês de Indicação e Avaliação das empresas a que se refere este artigo serão compostos pelos membros do Conselho de Controle das Empresas Estaduais – CCEE.
(Redação dada pelo Decreto 6512 de 29/03/2017) (Revogado pelo Decreto 6841 de 09/05/2017)

Art. 2.º O prazo de gestão dos membros da diretoria, dos conselhos e comitês estatutários das empresas públicas, sociedades de economia mista e respectivas subsidiárias será de 2 (dois) anos sendo permitidas, no máximo:
(Revogado pelo Decreto 6512 de 29/03/2017)

I – 2 (duas) reconduções consecutivas, para os membros do Conselhos Fiscal; e
(Revogado pelo Decreto 6512 de 29/03/2017)

II – 3 (três) reconduções consecutivas, para os membros da diretoria, dos demais conselhos e comitês.
(Revogado pelo Decreto 6512 de 29/03/2017)

§ 1.º Os mandatos dos administradores, conselheiros fiscais e membros dos demais comitês estatutários deverão ser unificados, ficando estabelecida a data de 1º de junho de 2018 como termo inicial aplicável a todas empresas públicas, sociedades de economia mista e respectivas subsidiárias.
(Revogado pelo Decreto 6512 de 29/03/2017)

§ 2.º Para fins de aplicação do disposto no § 1º deste artigo os atuais mandatos deverão ser prorrogados até 31 de maio de 2018.
(Revogado pelo Decreto 6512 de 29/03/2017)

Art. 3.º A Procuradoria Geral do Estado, com o apoio da Secretaria Executiva do Conselho de Controle das Empresas Estaduais – CCEE, adotará as medidas necessárias para que as alterações estatutárias visando o atendimento aos arts. 1º e 2º sejam efetivadas na primeira Assembleia Geral Ordinária a se realizar após a publicação deste Decreto.

Art. 3.º A Procuradoria Geral do Estado, com o apoio da Secretaria Executiva do Conselho de Controle das Empresas Estaduais – CCEE, adotará as medidas necessárias para que as alterações estatutárias visando o atendimento ao art. 1º sejam efetivadas na primeira Assembleia Geral Ordinária a se realizar após a publicação deste Decreto.
(Redação dada pelo Decreto 6512 de 29/03/2017)

Art. 4.º Este Decreto entra em vigor na data de sua publicação.

Curitiba, em 20 de fevereiro de 2017, 196º da Independência e 129º da República.

Carlos Alberto Richa
Governador do Estado

Valdir Luiz Rossoni
Chefe da Casa Civil

Mauro Ricardo Machado Costa
Secretário de Estado da Fazenda

Este texto não substitui o publicado no Diário Oficial do Estado

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Anexo III

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GOVERNO DO ESTADO

DISPOSIÇÕES GERAIS

Aprovado na 1ª Reunião do Comitê de Indicação e Avaliação - CIA, realizada no dia XXX de XXXXXX de 2017.

Art. 1º As disposições deste regimento são complementares e/ou regulamentadoras das normas contidas no Estatuto Social e na legislação que rege as atividades do CIA.

NATUREZA E COMPOSIÇÃO

Art. 2º O CIA é órgão estatutário de caráter permanente, auxiliar do acionista controlador, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.

Art. 3º O CIA será composto por 6 (seis) membros, eleitos e destituídos pela Assembleia Geral de Acionistas, com mandato unificado de 2 (dois) anos a contar da data de sua eleição, permitidas, no máximo, 2 (duas) reconduções consecutivas.

§ 1º Os membros do CIA são investidos nos seus cargos mediante assinatura de termo de posse.

§ 2º A função de membro do CIA é indelegável.

Art. 4º No caso de vacância por renúncia, destituição, falecimento ou impedimento legal de qualquer membro, caberá ao CIA, observada a legislação vigente, receber a indicação do acionista controlador, eleger o substituto e submeter o ato à Assembleia Geral de Acionistas para referendar a eleição.

REMUNERAÇÃO

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Art. 5º A remuneração dos membros do CIA será fixada pela Assembleia Geral de Acionistas.

§ 1º Os membros do CIA perceberão remuneração mensal fixa.

§ 2º É vedada a concessão de vantagens, gratificações ou outros benefícios de qualquer natureza aos membros do CIA.

REUNIÕES, ATAS E DOCUMENTOS NORMATIVOS

Art. 6º Na primeira reunião que se realizar, os membros do CIA elegerão, entre seus pares, o seu Presidente, que convocará e conduzirá as reuniões.

Art. 7º O CIA reunir-se-á sempre que necessário, na sede da Companhia, para manifestar-se sobre assuntos de sua competência.

§ 1º As reuniões do CIA serão convocadas pelo seu Presidente, por intermédio da (ÁREA DESIGNADA PELA COMPANHIA), mediante o envio de correspondência por meio físico ou eletrônico a todos os seus membros, com a indicação dos assuntos a serem tratados, acompanhada de documentação necessária para a instrução das matérias.

§ 2º As convocações enviadas no endereço eletrônico do membro do CIA pela (ÁREA DESIGNADA PELA COMPANHIA) serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 3º O Presidente do CIA convocará as reuniões, por intermédio da (ÁREA DESIGNADA PELA COMPANHIA), com no mínimo 8 (oito) dias de antecedência, e, em caso de urgência, a qualquer tempo. Será considerada válida a reunião extraordinária a que comparecerem a maioria dos membros do CIA.

§ 4º Os documentos relativos aos itens da pauta, serão encaminhados aos membros do CIA, pela (ÁREA DESIGNADA PELA COMPANHIA), com antecedência de, no mínimo, 7 (sete) dias da data da reunião, salvo autorização específica do seu Presidente.

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§ 5º Questões de urgência podem ser pautadas em caráter de exceção, mediante as devidas justificativas, podendo as reuniões ser convocadas a qualquer tempo. Tal exceção, contudo, não dispensa a apresentação do material aos membros do CIA, antecipadamente à reunião, com o detalhamento necessário à análise do assunto.

§ 6º Quaisquer esclarecimentos complementares sobre as matérias a serem deliberadas nas reuniões deverão ser solicitados por escrito ao Presidente do CIA, que enviará o pedido à (ÁREA DESIGNADA PELA COMPANHIA) da Companhia, se julgar pertinente, e responderá a todos os membros que participarão da reunião, devendo os mesmos solicitar esses esclarecimentos antecipadamente, a fim de agilizar os trabalhos durante as reuniões.

Art. 8º As reuniões do CIA serão instaladas com a presença da maioria de seus membros.

§ 1º Fica facultada a participação dos membros do CIA em reuniões, de forma presencial ou mediante a utilização de qualquer meio de comunicação, a fim de que possa assegurar a participação efetiva e a autenticidade de seu voto. Nesta hipótese, o membro do CIA que participar remotamente será considerado presente à reunião, e seu voto será considerado válido para todos os efeitos legais e incorporado à ata da referida reunião.

§ 2º O CIA decidirá por maioria simples de votos, cabendo ao Presidente o voto de desempate.

Art. 9º É permitida a realização de reunião virtual, mediante a utilização de qualquer meio de comunicação, nos termos e condições que vierem a ser estabelecidas no ato convocatório.

§ 1º Os membros do CIA deverão se manifestar quanto às deliberações das matérias apreciadas na reunião, no prazo estabelecido no ato convocatório.

§ 2º Decorrido o prazo estabelecido no ato convocatório, nunca inferior a 1 (um) dia útil contado da data da reunião do CIA, não havendo manifestação do

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membro do Comitê, considerar-se-ão aprovadas as matérias apreciadas na reunião.

Art. 10 Os trabalhos durante a reunião do CIA terão a seguinte ordem:

I - Instalação, com a verificação de presença e de existência de quórum;

II – Expediente e deliberações:

- **a)** Apresentação, discussão e votação das matérias;
- **b)** Comunicações breves e franqueada a palavra; e
- **c)** Encerramento.

Art. 11 Podem ser convidadas a participar das reuniões do CIA pessoas que possam contribuir para o esclarecimento das matérias a ser apreciadas.

Parágrafo Único A permanência de convidados ficará restrita ao tempo necessário à análise do assunto específico, salvo decisão diversa do CIA, no momento da reunião.

Art. 12 As atividades previstas na letra "a" do item II, do artigo 10, serão desenvolvidas da seguinte forma:

I – O Presidente do CIA, ou alguém designado por ele, realiza a apresentação do assunto, no tempo solicitado, quando da inclusão do tema em pauta;

II – Após a apresentação, é concedida a palavra a cada um dos membros do Comitê, por até cinco minutos, na ordem indicada pelo Presidente do CIA;

III – O membro do CIA não falará sem que o Presidente lhe conceda a palavra e também não interromperá quem dela estiver fazendo uso, sendo permitidos breves apartes, previamente concedidos;

IV – Depois da primeira manifestação regulamentada no item II supra, poderá ser concedida a palavra a quem estiver apresentando o assunto e a qualquer dos membros do CIA, por mais uma vez, por até três minutos, na ordem em que for solicitada;

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V – Encerradas as manifestações o assunto será colocado em votação pelo Presidente do CIA; e

VI – A qualquer momento os membros do CIA poderão levantar questões de ordem, considerando-se questão de ordem qualquer dúvida sobre a interpretação ou aplicação de dispositivos deste Regimento, observando o seguinte:

- **a)** As questões de ordem serão levantadas com a indicação do dispositivo ou da matéria que se pretende elucidar;
- **b)** Formalizada a questão de ordem, será ela conclusivamente decidida pelo Presidente ou, a seu critério, submetida à decisão do CIA na mesma reunião ou na reunião imediatamente subsequente; e
- **c)** Não poderá ser suscitada questão de ordem que não seja pertinente à matéria em discussão e votação.

Art. 13 Das reuniões do CIA referentes à verificação de conformidade do processo de indicação de membros estatutários serão lavradas atas, assinadas pelos presentes às reuniões, que deverão ser divulgadas na página eletrônica da Companhia em até 10 (dez) dias da data de realização da reunião.

Parágrafo Único Das reuniões referentes à avaliação de desempenho de membros de órgãos estatuários serão lavradas atas, assinadas pelos presentes às reuniões, sendo vedada a sua divulgação.

Art. 14 A (ÁREA DESIGNADA PELA COMPANHIA) é responsável por redigir as atas e os atos regimentais necessários ao funcionamento do CIA, mantendo sob sua guarda esses documentos.

COMPETÊNCIAS E ATRIBUIÇÕES

Art. 15 Compete ao Presidente do CIA:

I – Convocar as reuniões;

II – Presidir as reuniões, auxiliado pela (ÁREA DESIGNADA PELA COMPANHIA);

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III – Convocar, para comparecimento às reuniões, pessoas que possam contribuir para o esclarecimento das matérias a serem apreciadas, observadas eventuais questões de conflito de interesses;

IV – Avaliar e definir a pauta das reuniões, assegurando que estejam alinhadas ao cumprimento dos objetivos do CIA;

V – Autorizar apreciação de assuntos não incluídos na pauta de reunião;

VI – Cumprir e fazer cumprir as normas deste Regimento Interno;

VII – Praticar outros atos de natureza técnica ou administrativa necessários ao exercício de suas funções;

VIII – Analisar a pertinência das solicitações recebidas dos membros do CIA e tomar as medidas cabíveis quando necessário.

Art. 16 O CIA terá as seguintes atribuições:

I – opinar na indicação dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e de Comitês Estatutários sobre o preenchimento dos requisitos e a ausência de vedações para as respectivas eleições, e também, para repor eventuais vacâncias de cargos até a substituição em definitivo;

II – definir rotinas, padrões e procedimentos para o processo de indicação e avaliação de Diretoria, do Conselho de Administração, do Conselho Fiscal e de Comitês Estatutários, podendo elaborar modelos de documentos, declarações, termos e formulários para a instrução dos processos no âmbito da Companhia;

III – elaborar a Política de Indicação dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos Comitês Estatutários, bem como de suas alterações, a ser submetida à Assembleia Geral de Acionistas para aprovação;

IV - desenvolver metodologia a ser adotada no processo de avaliação de desempenho de membros de órgãos estatutários;

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V – prestar apoio metodológico ao Conselho de Administração que fará avaliação de desempenho dos membros da Diretoria e dos Comitês Estatutários a ele vinculados;

VI - realizar a avaliação de desempenho dos membros do Conselho de Administração e do Conselho Fiscal;

VII – realizar anualmente avaliação de seu desempenho.

§ 1º As atribuições do CIA são indelegáveis a qualquer outro órgão da Companhia.

§ 2º O CIA poderá solicitar à Companhia ou à Secretaria Executiva do Conselho de Controle das Empresas Estaduais - CCEE a contratação de consultoria especializada externa para apoiá-lo no cumprimento de suas atribuições, zelando pela integridade e confidencialidade dos trabalhos.

§ 3º O trabalho dos consultores externos não exime o CIA de suas responsabilidades.

Art. 17 O CIA poderá solicitar documentos e informações de quaisquer membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e de Comitês Estatutários, referentes aos temas de sua competência, observando as hipóteses legais de sigilo.

RESPONSABILIDADES E DEVERES

Art. 18 Os membros do CIA obrigam-se a cumprir o Estatuto Social, o Código de Conduta e Integridade, o presente Regimento Interno e as demais normas internas aplicáveis.

Art. 19 Os membros do CIA estarão sujeitos aos mesmos deveres e responsabilidades legais dos administradores, nos termos da legislação vigente.

DISPOSIÇÕES FINAIS

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Art. 20 Os membros do CIA têm acesso a todos os documentos e informações que julgarem necessárias para o exercício de suas funções.

Parágrafo Único A solicitação dos documentos e informações referidas neste artigo deverá ser efetuada diretamente à (ÁREA DESIGNADA PELA COMPANHIA).

Art. 21 Os casos omissos serão resolvidos pelo CIA, de acordo com suas atribuições.

Art. 22 Este regimento entra em vigor na data de sua aprovação pelo CIA.

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Anexo IV

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Decreto 6841 - 09 de Maio de 2017 **Alterado** Compilado Original

Publicado no Diário Oficial nº. 9941 de 10 de Maio de 2017

Súmula: Revoga o § 3.º do art. 1.º, do Decreto n.º 6263, de 20 de fevereiro de 2017.

O GOVERNADOR DO ESTADO DO PARANÁ, no uso das atribuições que lhe confere o art. 87, incisos V e VI, da Constituição Estadual,

DECRETA:

Art. 1.º Fica revogado o § 3.º do art. 1.º do Decreto n.º 6.263, de 20 de fevereiro de 2017, publicado no Diário Oficial nº 9.891, de 21 de fevereiro de 2017.

Art. 2.º Este Decreto entra em vigor na data de sua publicação.

Curitiba, em 09 de maio de 2017, 196º da Independência e 129º da República.

Carlos Alberto Richa
Governador do Estado

Valdir Luiz Rossoni
Chefe da Casa Civil

Mauro Ricardo Machado Costa
Secretário de Estado da Fazenda

Paulo Sergio Rosso
Procurador-Geral do Estado

Este texto não substitui o publicado no Diário Oficial do Estado

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Anexo V

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

Ofício Circular CCEE nº 024/2017 Curitiba, 19 de maio de 2017

Assunto: Composição do Comitê de Indicação e Avaliação.

Senhor Diretor Presidente,

Considerando a revogação do § 3º do art. 1º do Decreto Estadual nº 6.263, de 20 de fevereiro de 2017, solicitamos a gentileza de desconsiderar o teor do Ofício Circular CCEE nº 015/2017.

Em razão disso, atendendo à orientação do acionista controlador, encaminhamos, em anexo, a documentação dos indicados para a composição do Comitê de Indicação e Avaliação da Companhia.

Solicitamos a adoção das providências necessárias para a eleição dos membros do Comitê de Indicação e Avaliação, com a convocação de Assembleia Geral Extraordinária.

Atenciosamente,

GEORGE HERMANN RODOLFO TORMIN
Secretário Executivo
Conselho de Controle das Empresas Estaduais

COPEL
22 MAI 16 03 2017 133994
PROTOCOLO CENTRAL MICROFILMADO

Ilustríssimo Senhor
Antonio Sergio de Souza Guetter
Diretor Presidente da Companhia Paranaense de Energia - COPEL
Rua Coronel Dulcídio, nº 800, Batel
Curitiba/PR

PRT: 9350/17

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS-CCEE
SECRETARIA EXECUTIVA

DOCUMENTAÇÃO DOS INDICADOS

COMITÊ DE INDICAÇÃO E AVALIAÇÃO

1. **Carlos Eduardo de Moura**
   a. Documento de identidade;
   b. *Curriculum vitae.*
2. **Deonilson Roldo**
   a. Documento de identidade;
   b. *Curriculum vitae.*
3. **Fernando Eugênio Ghignone**
   a. Documento de identidade;
   b. *Curriculum vitae.*
4. **Juraci Barbosa Sobrinho**
   a. Documento de identidade;
   b. *Curriculum vitae.*
5. **Mauro Ricardo Machado Costa**
   a. Documento de identidade;
   b. *Curriculum vitae.*
6. **Valdir Luis Rossoni**
   a. Documento de identidade;
   b. *Curriculum vitae.*

Anexo VI

curriculum vitae

(resumo)

MAURO RICARDO MACHADO COSTA

Data de nascimento: 21.03.1962

Formação

•         Pós-graduação em Administração Pública pela Fundação Getúlio Vargas (1988); e

•         Graduação em Administração de empresas pelo Centro Universitário de Brasília - Uniceub (1981-1984).

Funções atuais

  Secretário de Estado da Fazenda do Paraná;
  Membro do Conselho Fiscal da Companhia Paranaense de Energia - Copel, eleito na 62ª Assembleia Geral Ordinária, de 28.04.2017, para o mandato 2017-2018.

Principais atividades exercidas

•         Auditor Fiscal da Receita Federal do Brasil (cedido);

•         Secretário da Fazenda Prefeitura de Salvador (2013-2014)

•         Secretário de Finanças da Prefeitura de São Paulo (2005-2006 e 2011-2012);

•         Secretário de Estado da Fazenda do Estado de São Paulo (2007-2010);

•         Presidente da Companhia de Saneamento de Minas Gerais - Copasa (2003-2004);

•         Presidente da Fundação Nacional de Saúde - Funasa (1999-2002); e

•         Superintendente da Zona Franca de Manaus - Suframa (1996-1999).

Atualizado em junho/2017

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X

curriculum vitae (resumo)
CARLOS EDUARDO DE MOURA
Data de nascimento: 19.12.1963 Formação
•	Mestrado em Direito Público pela Pontifícia Universidade Católica do Paraná - PUC/PR (1988);
•	Especialização em Gestão Pública pela Fundação Getúlio Vargas (1988); e
•	Graduação em Direito pela Faculdade de Direito de Curitiba (1981-1984).
Funções atuais
•	Controlador Geral do Estado;
•	Docente no Curso de Pós-graduação de Direito Administrativo e Administração Pública da Universidade Positivo.
Principais atividades exercidas
•	Secretário de Estado de Controle Interno (2012-2013);
•	Assessor Jurídico do Tribunal de Contas do Estado do Paraná.

Atualizado em junho/2017

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	**Não**
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos		X

curriculum vitae

(resumo)

DEONILSON ROLDO

Data de nascimento: 09.08.1959

Formação

•         Especialização em Economia pela Universidade Federal do Paraná - UPFR (1982); e

•         Graduação em Comunicação Social pela Pontifícia Universidade Católica do Paraná - PUC/PR (1982).

Funções atuais

  Chefe de Gabinete do Governo do Estado do Paraná, acumulando com a Secretaria da Comunicação Social

Principais atividades exercidas

•         Assessor, secretário de Comunicação e Chefe de Gabinete da Prefeitura de Curitiba (2005-2010);

•         Secretário de Comunicação da Prefeitura de Curitiba (2003-2004);

•         Coordenador de imprensa e Secretário de Comunicação do Estado do Paraná (1999-2002);

•         Repórter e editor dos jornais O Estado do Paraná, Folha de Londrina e Folha de S. Paulo (sucursal de Brasília) (1985-1998); e

•         Assessor de Imprensa da Federação das Indústrias do Estado do Paraná (1982-1984).

Atualizado em junho/2017

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I -é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		x
II -tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		x
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		x
IV -foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		x
V -teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		x
VI -foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		x
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		x
VIII -foiagente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		x
IX -foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		x
X -foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		x
XI -foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		x
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4		x

curriculum vitae

(resumo)

FERNANDO EUGENIO GHIGNONE

Data de nascimento: 11.08.1950

Formação

•         Bacharel em administração pela Universidade Católica do Paraná - PUCPR (1973)

Principais atividades exercidas

•         Diretor-Presidente da Companhia Paranaense de Gás - Compagas (2015-2017);

•         Diretor-Presidente da Companhia de Saneamento do Paraná - Sanepar (2011-2015);

•         Secretário de Cultura, Esporte e Turismo do Estado do Paraná (1983-1986):

•         Secretário de atividades sócio culturais do Ministério de Cultura (1986);

•         Secretário Municipal de Comunicação Social da Prefeitura Municipal de Curitiba (2005);

•         Diretor de Transportes da Urbanização de Curitiba S.A. - URBS (2006-2010); e

•         Vice-presidente da Associação Brasileira das Empresas Estaduais de Saneamento -   AESBE (2011-2012).

Atualizado em junho/2017

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	**Se enquadra?**	
	Sim	**Não**
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		[redacted]
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		[redacted]
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		[redacted]
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		[redacted]
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		[redacted]
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		[redacted]
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		[redacted]
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		[redacted]
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		[redacted]
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		[redacted]
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		[redacted]

curriculum vitae

(resumo)

JURACI BARBOSA SOBRINHO

Data de nascimento: 20.01.1953

Formação

•         Pós-Graduação em Direito Processual pela Pontifícia Universidade Católica - PUCPR (1994);

•         Especialização em Gestão Pública pela Secretaria de Estado da Administração - SEAD (1989); e

•         Graduação em Direito pela Universidade Federal do Paraná - UFPR (1980).

Principais atividades exercidas

•         Presidente do Instituto Teotônio Vilela - Paraná;

•         Diretor-Presidente da Agência Curitiba de Desenvolvimento S.A.;

•         Diretor-Presidente da Companhia de Desenvolvimento de Curitiba - Curitiba S.A.;

•         Subchefe da Casa Civil do Governo do Estado do Paraná;

•         Diretor-Presidente do Instituto Paranaense de Pesos e Medidas - IPEM;

•         Membro da Rede Nacional de Metrologia Legal;

•         Fundador do Instituto Paraná Metrologia; e

•         Integrante do quadro especial de Advogados do Governo do Estado do Paraná.

Atualizado em junho/2017

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	Não
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4		X

curriculum vitae

(resumo)

VALDIR LUIZ ROSSONI

Data de nascimento: 23.11.1952

Formação

•         Graduação em Matemática pela Universidade Estadual de Ponta Grossa - UEPG.

Funções atuais

•         Deputado Federal;

Principais atividades exercidas

•         Deputado Estadual (2011-2014);

•         Deputado Estadual (2007-2010);

•         Deputado Estadual (2003-2006);

•         Deputado Estadual (1999-2002);

•         Deputado Estadual (1995-1998);

•         Deputado Estadual (1991-1994);

•         Prefeito de Bituruna (1983-1989); e

•         Secretário de Administração Municipal de Bituruna (1978-1982).

Atualizado em junho/2017

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

FORMULÁRIO CADASTRAL – MEMBRO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de membro de Comitê de Indicação e Avaliação de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: VALDIR LUIZ ROSSONI	
2. CPF: 214 710.379-91	3. Sexo: (x) M ( ) F
4. Endereço: AV NOSSA SENHORA DA LUZ Nº 500 CASA 16, JARDIM SOCIAL	
5. Telefone profissional: 41 3350.2980	6. Telefone pessoal: 41 99214-0707
7. *E-mail*: ROSSONI@CCIVIL.PR.GOV.BR	

B. EXPERIÊNCIA PROFISSIONAL

8. Qual a área de sua formação acadêmica? MATEMÁTICA - UEPG		
	SIM	NÃO
9. É titular de cargo com vínculo permanente com o serviço Público?		X
10. Em caso de resposta positiva no item 9, informe o cargo:

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Estadual nº 16.971/2011 e no Decreto Estadual nº 41/2015, discriminadas abaixo:	Se enquadra?	
	Sim	Não
I - é o agente político que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Federal, da Constituição Estadual ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
II - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 4 (quatro) anos?		X
III - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena nos últimos 4 (quatro) anos, por qualquer dos crimes abaixo? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
IV - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 4 (quatro) anos?		X
V - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 4 (quatro) anos?		X
VI - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 4 (quatro) anos?		X
VII - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 4 (quatro) anos?		X
VIII - foi agente político, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 4 (quatro) anos?		X
IX - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 4 (quatro) anos?		X
X - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 4 (quatro) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XI - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 4 (quatro) anos?		X
XII - foi demitido do serviço público em decorrência de processo administrativo ou judicial, nos últimos 4		X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 8, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.